(d)(1)(C)(i)

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

between

VOYA INVESTORS TRUST

and

VOYA INVESTMENTS, LLC

Annual Management Fee

Series

(as a percentage of average daily net assets)

0.900% on first $250 million of assets;

VY® CBRE Global Real Estate Portfolio 0.875% on next $250 million of assets; and 0.800% thereafter